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EXHIBIT 99.5 - Investor Solicitation Letter

PSB BancGroup, Inc. LOGO/LETTERHEAD

                      DON'T MISS OUT. INVEST IN YOUR BANK.

April 26, 2002

[Name]
[Company]
[Address]
[Address]

Dear [Customer's Name]:

We are pleased to make available up to 508,756 shares of common stock through the purchase and exercise of warrants that were issued in our initial public offering. The combined purchase and exercise price of the warrants is $9.25 per underlying share. This new capital will allow us to continue to grow and enhance our service in the Lake City area.

PSB BancGroup, Inc. was formed on June 30, 1997 and became the bank holding company for Peoples State Bank on April 28, 1999. PSB BancGroup, Inc. was initially capitalized in 1999 in a successful public offering that raised approximately $4.6 million through the sale of 513,478 units at $9.00 per unit, with each unit consisting of one share of common stock and one warrant to purchase one additional share of common stock. Peoples State Bank currently operates from its sole banking office located in Lake City, Florida. As part of Peoples State Bank's community bank approach, we focus on providing personalized service to the community and attracting individuals and businesses as customers who wish to conduct business with a locally owned and managed institution - one that takes an active interest in its customers' banking needs and financial affairs.

Since opening in 1999, PSB BancGroup, Inc. has grown to $32 million in assets, $22 million in net loans and $27 million in deposits as of March 31, 2002. PSB BancGroup, Inc. has shown consistent improvement in operating results since its inception. For each of the past six months, PSB BancGroup, Inc. has operated profitably.

A Prospectus is available that includes important financial and operating information about PSB BancGroup, Inc. and describes the offering in detail. If you are interested in purchasing and exercising the warrants, you may do so during the limited offering period. To obtain a Prospectus, contact our sales agent, Kendrick, Pierce Securities, Inc., toll-free at 866-254-2265 ext. 205 and ask to speak to a representative about the PSB BancGroup, Inc. offering.

Sincerely,

Robert W. Woodard
President

This letter is neither an offer to sell nor a solicitation of an offer to buy securities. Such offer is made only through the Prospectus. The warrants and shares offered are not savings accounts or savings deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.